Filed by Goldcorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Exeter Resource Corporation

Commission File Number: 001-33136

Date: April 20, 2017

GOLDCORP INC. ANNOUNCES EXTENSION OF OFFER AND WAIVER OF MINIMUM TENDER

CONDITION UNDER ITS OFFER FOR COMMON SHARES OF EXETER RESOURCE CORPORATION

Vancouver, British Columbia, May 26, 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) Goldcorp Inc. (“Goldcorp” or the “Offeror”) announces that it has extended the expiry time (the “Expiry Time”) of its offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Exeter Shares”) of Exeter Resource Corporation (“Exeter”) to 5:00 p.m. (Toronto time) on June 7, 2017 and waived the Offer’s minimum tender condition of not less than 66 2/3% of the outstanding Exeter Shares.

Goldcorp has determined to waive the minimum tender condition, as set out in Section 4 – Conditions of the Offer of the Offeror’s offer to purchase and circular dated April 20, 2017 to acquire all of the outstanding Exeter Shares. The minimum tender condition has now been reduced to the legal minimum requirement under National Instrument 62-104 – Takeover Bids and Issuer Bids, which requires that Exeter Shares constituting more than 50% of the outstanding Exeter Shares be tendered to the Offer and not withdrawn (excluding any Exeter Shares beneficially owned or over which control or direction is exercised by the Offeror or any person acting jointly or in concert with the Offeror).

Notice has been provided to the depositary and a Notice of Extension and Variation has been filed with Canadian and U.S. securities regulatory authorities and will be mailed in accordance with applicable laws. All of the other terms and conditions of the Offer remain unchanged.

If all the conditions of the Offer are satisfied or waived, holders of Exeter Shares that accept the Offer will receive 0.12 of a Goldcorp common share in exchange for each Exeter Share acquired by Goldcorp. Goldcorp remains fully committed to the Offer and to the Exeter shareholders (“Shareholders”) who have already tendered their Exeter Shares to the Offer. Goldcorp encourages all Shareholders who have not yet tendered their Exeter Shares to the Offer to do so as soon as possible. Exeter’s board of directors continues to unanimously support the Offer as amended and unanimously recommends that Shareholders tender their Exeter Shares to the Offer.

Key Reasons to Tender:

•	67% premium over the last trading price of the Exeter Shares the day before the announcement of the Offer.

•	Unanimous Exeter Board Recommendation

•	Greater Liquidity and Ownership in an Industry Leader

•	Financial Capacity to Secure the Future of the Caspiche Project

•	Eliminates Single Asset, Country Operating and Financial Risks

The full details of the Offer are set out in the take-over bid circular, the Notice of Extension and Variation and accompanying offer documents (collectively, the “Offer Documents”), which are available on SEDAR at www.sedar.com under Exeter’s profile. Goldcorp also concurrently filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and an amendment to its tender offer statement on Schedule TO, as amended (the “Schedule TO”). Exeter has filed with the SEC a Schedule 14D-9 related to the Offer and Exeter’s directors’ circular dated April 20, 2017. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. Documents may also be obtained free of charge from the Offeror by contacting the Information Agent, Kingsdale Advisors at 1-866-851-2743. EXETER SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDCORP, EXETER AND THE OFFER. As of 5:00 p.m. (Toronto time) on May 26, 2017, approximately 56,286,873 Exeter Shares representing 60.70% of the issued and outstanding shares had been deposited to the Offer and not withdrawn.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Goldcorp or Exeter. The securities registered pursuant to the Registration Statement are not offered in any jurisdiction in which such offer is not permitted.

Any questions relating to depositing Exeter Shares can be directed to:

CST Trust Company:

North American Toll Free:	1-800-387-0825
Outside North America, Banks and Brokers Call Collect:	416-682-3860
Email:	inquiries@canstockta.com

Kingsdale Advisors:

North American Toll Free:	1-866-851-2743
Outside North America, Banks and Brokers Call Collect:	416-867-2271
Email:	contactus@kingsdaleadvisors.com

TD Securities Inc.

Telephone:	604-654-3332
Facsimile:	604-654-3671

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Exeter to Goldcorp, the number of Goldcorp shares to be issued, timing and anticipated receipt of regulatory and shareholder approvals for the Offer, the ability of the parties to satisfy conditions of and to complete the Offer within the times specified, the development of the Caspiche project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Offer and the anticipated timing for completion of the Offer, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Offer Documents; the benefits expected from the Offer not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp’s operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

INVESTOR CONTACT	MEDIA CONTACT
Lynette Gould	Christine Marks
Director, Investor Relations	Director, Corporate Communications
(800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com
www.goldcorp.com	www.goldcorp.com